Exhibit 3.1

“Article IX of the Articles of Incorporation of the Company is amended and restated in its entirety to read as follows:

Authorized Shares. The aggregate number of shares of capital stock that the Corporation will have the authority to issue is twenty-five million (25,000,000) shares, of which all twenty-five million (25,000,000) shares will be designated common stock, par value of $0.001 each share (the “Common Stock”). The holders of the Common Stock shall have one (1) vote per share on each matter submitted to a vote of stockholders. Each share of Common Stock shall be entitled to the same dividend and liquidation rights. The capital stock of this Corporation, after the amount of the subscription price has been paid, shall never be assessable, or assessed to pay debts of this Corporation.